SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WARNER BROS. DISCOVERY, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 25470F104

Series B Common Stock: 25470F203

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers: Series A common stock: 25470F 104

Series B common stock: 25470F 203

1.	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

Series A Common Stock: 0

Series B Common Stock: 0

	8.	Shared Voting Power

Series A Common Stock: 0

Series B Common Stock: 0

	9.	Sole Dispositive Power

Series A Common Stock: 0

Series B Common Stock: 0

	10.	Shared Dispositive Power

Series A Common Stock: 0

Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Series A Common Stock: 0

Series B Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

Series A Common Stock: 0%

Series B Common Stock: 0%

14.	Type of Reporting Person (See Instructions)
IN

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

WARNER BROS. DISCOVERY, INC.

This Report on Schedule 13D relates to the Series A Common Stock, par value $.01 per share (the “Series A Common Stock”), and Series B Common Stock, par value $.01 per share (the “Series B Common Stock”, and together with the Series A Common Stock, the “Common Stock”), of Warner Bros. Discovery, Inc. (formally known as Discovery, Inc.), a Delaware corporation (the “Issuer”). The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Mr. John C. Malone (the “Reporting Person”), on September 26, 2008, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC by the Reporting Person, on February 18, 2014, Amendment No. 2 to the Schedule 13D filed with the SEC by the Reporting Person, on August 7, 2017, and Amendment No. 3 to the Schedule 13D filed with the SEC by the Reporting Person, on May 18, 2021 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Schedule 13D. This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information at the end of such Item:

On April 8, 2022, AT&T Inc. (“AT&T”) and Discovery, Inc., (“Discovery”) completed their previously announced transaction to combine the WarnerMedia business with Discovery (the “Business Combination”). The Business Combination was effected by a reverse Morris trust transaction pursuant to which Magallanes, Inc. (“Spinco”) which owns the WarnerMedia segment of AT&T, was merged with and into Drake Subsidiary, Inc., a wholly owned subsidiary of Discovery. In connection with the Business Combination, Discovery was renamed Warner Bros. Discovery Inc. (“WBD”).

In connection with the Business Combination, Discovery amended and restated its Certificate of Incorporation, and underwent a recapitalization of its existing classes of stock pursuant to which (1) each share of Discovery Series A common stock was reclassified and automatically converted into one share of WBD common stock, (2) each share of Discovery Series B common stock was reclassified and automatically converted into one share of WBD common stock, (3) each share of Discovery Series C common stock was reclassified and automatically converted into one share of WBD common stock, (4) each share of Discovery Series A-1 preferred stock was reclassified and automatically converted into 13.11 shares of WBD common stock and (5) each share of Discovery Series C-1 preferred stock was reclassified and automatically converted into such number of shares of WBD common stock as the number of shares of Discovery Series C common stock such share of Discovery Series C-1 preferred stock would have been convertible into immediately prior to the effective time of the WBD charter (the reclassifications and conversions described in the foregoing clauses (1) through (5), collectively, the “Reclassification”). As a result of the Reclassification, Discovery currently has only one class of common stock. In addition, prior to the consummation of the Business Combination, AT&T effected a separation of Spinco. Following the Reclassification, in connection with the consummation of the Business Combination, the shareholders of Spinco received common stock at an exchange ratio such that, upon consummation of the Business Combination, the former shareholders of AT&T came to own an aggregate of 71% of the combined company and the shareholders of Discovery came to own an aggregate of 29% of the combined company.

In connection with the Business Combination, the Reporting Person and his related parties received 19,068,364 shares of common stock of the Issuer in exchange for interests in securities of the Issuer held prior to the Business Combination and the Reporting Person ceased to be the beneficial owner of more than 5% of any class of equity security of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)          The Reporting Person beneficially owns no shares of Series A Common Stock or Series B Common Stock.

(b)          Not Applicable.

(c)          Other than as described in this Amendment, the Reporting Person and, to his knowledge, the Reporting Person’s wife and the trusts with respect to which beneficial ownership is attributed to the Reporting Person, have not executed transactions in respect of Common Stock within the last sixty days.

(d)          Not applicable.

(e)          The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on April 8, 2022.

The information set forth in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2022

/s/ John C. Malone
John C. Malone